UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 7, 2017

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

THESE MATERIALS ARE NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (DIRECTLY OR INDIRECTLY) IN OR TO CANADA, AUSTRALIA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE'S REPUBLIC OF CHINA, SOUTH AFRICA OR JAPAN.
THESE MATERIALS ARE NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THE SHARES TO WHICH THESE MATERIALS RELATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. THERE WILL NOT BE A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

Media Release

Credit Suisse Group AG Announces Results of Rights Offering

Zurich, June 7, 2017 Credit Suisse Group AG today announces the results of the capital increase by way of a rights offering as approved by the shareholders at the Extraordinary General Meeting of May 18, 2017. By the end of the rights exercise period on June 7, 2017, 12:00 noon CEST, 99.2% of the rights had been exercised and thus 390,206,406 newly issued registered shares were subscribed. We plan to sell in the market the 3,026,166 newly issued registered shares in relation to which rights have not been exercised. The net proceeds of the rights offering for Credit Suisse Group AG amount to approximately CHF 4.1 billion.

Zurich
07.06.2017
Information for investors
Adam Gishen, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
 e-mail: investor.relations@credit-suisse.com
Information for media
Christoph Meier, Media Relations, Credit Suisse
Tel: +41 844 33 88 44
e-mail: media.relations@credit-suisse.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR TO CANADA, AUSTRALIA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE’S REPUBLIC OF CHINA, SOUTH AFRICA OR JAPAN.

In the context of the rights offering, existing shareholders of Credit Suisse Group AG were offered 393,232,572 newly issued registered shares with a nominal value of CHF 0.04 each. Shareholders of Credit Suisse Group AG were allotted one pre-emptive subscription right for each registered share they held on May 22, 2017 (after close of trading on SIX Swiss Exchange), including new shares issued under the scrip dividend alternative for the financial year 2016 approved at the Annual General Meeting of April 28, 2017. 11 pre-emptive subscription rights entitled the holder of such rights – subject to certain restrictions under applicable local laws – to purchase 2 newly issued registered shares at the offer price of CHF 10.80 per share.

By the end of the rights exercise period on June 7, 2017, at 12:00 noon CEST, pre-emptive subscription rights for 390,206,406 newly issued registered shares had been validly exercised, which corresponds to 99.2% of the newly issued registered shares offered. We plan to sell in the market the 3,026,166 newly issued registered shares for which the pre-emptive subscription rights were not exercised.

The net proceeds of the rights offering for Credit Suisse Group AG amount to approximately CHF 4.1 billion. As a result of the rights offering, the number of issued registered shares of Credit Suisse Group AG increased to 2,556,011,720. The issued share capital of Credit Suisse Group AG rose by CHF 15,729,302.88 from CHF 86,511,165.92 to CHF 102,240,468.80.

The listing and the first day of trading on SIX Swiss Exchange of the newly issued registered shares from the rights offering, as well as the delivery of the new registered shares against payment of the offer price, are expected to take place on June 8, 2017.

DISCLAIMER

Important note
This document is intended to provide information to the shareholders of Credit Suisse Group AG and the general public on the share capital increase approved by the Extraordinary General Meeting of Shareholders of Credit Suisse Group AG on May 18, 2017. This document is not an offer to sell or a solicitation of an offer to buy or subscribe for securities of Credit Suisse Group AG. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, or a listing prospectus as defined in the listing rules of SIX Swiss Exchange AG or of any other exchange or regulated trading facility in Switzerland or a prospectus under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction. A decision to participate in the rights offering of Credit Suisse Group AG that was approved by the Extraordinary General Meeting of Shareholders on May 18, 2017, should be based exclusively on the offering and listing prospectus published by Credit Suisse Group AG for such purpose and not on the basis of this document.

This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The shares referred to herein have not been and will not be registered under the  Securities Act or the laws of any state and may not be offered or sold in the United States of America absent registration or an

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR TO CANADA, AUSTRALIA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE’S REPUBLIC OF CHINA, SOUTH AFRICA OR JAPAN.

exemption from registration under the Securities Act. There will be no public offering of the shares in the United States of America.

The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Any offer of securities to the public that may be deemed to be made pursuant to this communication in any EEA
Member State that has implemented Directive 2003/71/EC (together with the 2010 PD Amending Directive 2010/73/EU, including any applicable implementing measures in any Member State, the (“Prospectus Directive”) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive.

Stabilization Legend
Stabilization/ICMA.

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market volatility and interest rate fluctuations and developments affecting interest rate levels;
–
 the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2017 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
–
 the ability to achieve our strategic objectives, including cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold and other targets and ambitions;

–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	the risk of cyberattacks on our business or operations;
–
 actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

–	the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
–	the potential effects of proposed changes in our legal entity structure;
–	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR TO CANADA, AUSTRALIA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE’S REPUBLIC OF CHINA, SOUTH AFRICA OR JAPAN.

–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation, regulatory proceedings and other contingencies; and
–	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Susanne Reinhard
Susanne Reinhard
Date: June 7, 2017		Director